Mail Stop 6010

July 15, 2005

William Lockwood, President
Ovation Products Corporation
395 Dunstable Road
Nashua, New Hampshire 03062

    Re:    Ovation Products Corporation
           Amendment No. 3 to Form 10-SB
           Filed July 8, 2005
           Form 10-QSB for the quarter ended March 31, 2005
           File No.  0-51145

Dear Mr. Lockwood:

    We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

The Water Purification and Treatment Industry, page 2

 1.    Please refer to prior comment 1.  Please provide us with support for the following:

   • "several million people die every year from water contaminated by solvents, pesticides, industrial waste, lead, and other pollutants."

   • "Within the United States… between 10% and 40% of water transported …is lost through leakage and inaccurate metering."

- "between 2,800 and 3,200 gallons of water are required to make a single eight-inch wafer."

Mark the material to identify the portion(s) you are submitting as support. If the sources are proprietary, demonstrate that you have authorization to use this information.

Ovations's Technology, page 8

2.      Please refer to prior comment 4. Please tell us where you responded to the third sentence of comment 9 in our letter dated April 7, 2005 concerning comparative ancillary costs such as waste disposal.

Going Concern, page 20

3.      The disclosure in the fourth paragraph conflicts with the disclosure on page F-36 and pages 8 and 18 of your Form 10-QSB. Please revise.

Item 5 . Directors, Executive Officers, Promoters and Control Persons, page 31

4.      You have named both Mr. MacDonald and Mr. Zebuhr as your chairman during the period January 2002 to May 2005. Please reconcile.

Part II
Item 4.  Recent Sales of Unregistered Securities, page 47

5.      Please tell us the exemption you relied upon concerning the issuance of securities in June 2005. Also, please file as an exhibit the note issued to S.J. Electro Systems in June 2005.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

Sincerely,


Thomas Jones
Senior Counsel


cc.  Anna T. Pinedo (Morrison & Foerster)
VIA FAX (212) 468-7900